Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

May 31, 2011

Max A. Webb Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Asia Entertainment & Resources Ltd. Post-Effective Amendment No. 6 on Form F-3 to Registration Statement on Form F-1 Filed May 16, 2011 File No. 333-166860

Dear Mr. Webb:

On behalf of our client, Asia Entertainment & Resources Ltd., a Cayman Islands company (including its subsidiaries unless the context indicates otherwise, the “Company”), we hereby provide responses to comments issued in a letter dated May 20, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-3 (the “Registration Statement”). Contemporaneously, we are filing an amended Registration Statement on Form F-3 for the Company (the “Amended F-3”) reflecting the responses of the Company.

In order to facilitate the review by the Securities and Commission’s staff (the “Staff”) of the Amended F-3, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-3.

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Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

Max A. Webb Securities and Exchange Commission May 31, 2011 Page 2

General

1.	Upon resolution of all comments, please revise your Form 20-F to include comparable revisions, as applicable.

COMPANY RESPONSE: The Company undertakes to revise and refile its Annual Report on Form 20-F for the year ended December 31, 2010 to update the risk factor discussed under comment 2 of the Staff’s Letter upon resolution by the Staff and the Company of the content of the risk factor.

Risk Factors, page 13

If we become directly subject to the recent scrutiny, page 20

2.
We note the statement that “As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value.” Please provide us a basis for the statement that equity values of U.S. listed China-based companies have decreased as a result of scrutiny alone as opposed to decreases as a result of findings of financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting or fraud.

COMPANY RESPONSE: The following chart sets forth a list of U.S. listed China-based companies that have been the subject of scrutiny and their closing share prices the day before and the day after the date of the scrutiny:

Company Name	Date of Scrutiny	Closing Price on the Day Immediately Prior to the Scrutiny	Closing Price on the Day Immediately After the Scrutiny	Percentage Decline
AutoChina International Limited (NASDAQ: AUTC)	February 1, 2011	$27.77	$23.31	16.06%
China Agritech, Inc. (Pink Sheets: CAGC.PK)	February 3, 2011	$10.78	$9.99	7.33%
China Education Alliance Inc. (NYSE: CEU)	November 29, 2010	$4.41	$2.70	38.78%
China Integrated Energy, Inc. (NASDAQ: CBEH)	March 16, 2011	$5.95	$3.77	36.64%
China MediaExpress Holdings Inc. (Pink Sheets: CCME)	February 3, 2011	$16.61	$13.89	16.38%
Duoyuan Global Water Inc. (NYSE: DGW)	April 4, 2011	$5.49	$3.21	41.53%
RINO International Corporation (Pink Sheets: RINO)	November 10, 2010	$15.52	$11.10	28.48%
Sino Clean Energy Inc. (NASDAQ: SCEI	April 25, 2011	$4.12	$3.42	16.99%
Yongye International, Inc. (NASDAY GS: YONG)	February 6, 2011	$7.28	$6.95	4.53%
Yongye International, Inc. (NASDAY GS: YONG)	February 22, 2011	$7.48	$7.05	5.75%

The chart demonstrates the immediate effect of the scrutiny alone, since the share prices dropped before the claims were investigated and proven true or false.

Max A. Webb Securities and Exchange Commission May 31, 2011 Page 3

Exhibits

3.
We note your response to our prior comment five. We note the statement on page 47 that “King’s Gaming’s promoter agreement for the operation of the VIP gaming room at the Venetian-Resort-Hotel on the Cotai Strip, Macau was entered into with Venetian Macau on June 21, 2010”. We were unable to locate this agreement among the exhibits filed. Please advise.

COMPANY RESPONSE: The Company has advised us that the Promoter Agreement dated June 21, 2010 was replaced with the Promoter Agreement dated December 9, 2010, and that the original agreement no longer has any force or effect. The Amended F-1 has been amended on page 46 to refer to the Promoter Agreement dated December 9, 2010, which was previously filed as Exhibit 10.19.

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Max A. Webb Securities and Exchange Commission May 31, 2011 Page 4

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP